Exhibit 99.1

PRELIMINARY NOTE

The unaudited interim condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2024, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to the macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics”, “we”, “our”, “us”, “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited interim condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Interim Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
		(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5	50,559	5,926	99,583	38,076
Research and development expenses		(38,906)	(30,498)	(106,230)	(85,396)
General and administrative expenses		(11,156)	(8,881)	(32,925)	(27,825)
Other income		17	186	54	1,134

Operating result		514	(33,267)	(39,518)	(74,011)
Change in fair value of liabilities for warrants	6	3,833	(1,395)	4,228	(7,103)
Other financial income	6	5,889	9,748	18,707	14,414
Other financial expenses	6	(12,589)	(1,575)	(5,342)	(4,146)

Financial result		(2,867)	6,778	17,593	3,165

Loss before taxes		(2,353)	(26,489)	(21,925)	(70,846)
Taxes on income	7	(6,217)	—	(7,720)	—
Net loss		(8,570)	(26,489)	(29,645)	(70,846)

Net loss per share:	17
Basic		(0.08)	(0.32)	(0.29)	(0.90)
Diluted		(0.11)	(0.32)	(0.31)	(0.90)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
		(Euros in thousands)		(Euros in thousands)
Net loss		(8,570)	(26,489)	(29,645)	(70,846)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations		(1,377)	429	(579)	769

Total comprehensive loss for the year		(9,947)	(26,060)	(30,224)	(70,077)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	September 30, 2024	December 31, 2023
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	16	189,199	218,472
Other financial assets	16	301,321	207,423
Accounts receivables	16	2,951	4,093
Other current assets	9	19,306	19,382

Total current assets		512,777	449,370
Non-current assets
Property, plant and equipment	10	48,424	43,747
Intangible assets	10	1,506	1,523
Right-of-use assets	10	13,327	13,308
Other non-current assets	9	1,199	2,017

Total non-current assets		64,456	60,595

Total assets		577,233	509,965

Liabilities and shareholders’ equity
Current liabilities
Provisions	11	5,144	—
Accounts payables	12	22,095	25,206
Deferred revenue	5	68,928	100,401
Liabilities for warrants	16	14,765	18,993
Lease liabilities	16	2,825	2,604
Other current liabilities	13	15,155	9,348

Total current liabilities		128,912	156,552
Non-current liabilities
Deferred revenue	5	52,597	115,527
Lease liabilities	16	13,198	12,798
Other non-current liabilities		—	4

Total non-current liabilities		65,795	128,329
Shareholders’ equity
Share capital	14	1,031	847
Share premium	14	1,010,648	823,166
Accumulated deficit	14	(626,938)	(597,293)
Other reserves	14	(2,215)	(1,636)

Total shareholders’ equity		382,526	225,084

Total liabilities and shareholders’ equity		577,233	509,965

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2024	2023
	(Euros in thousands)
Cash flows from operating activities
Net loss	(29,645)	(70,846)
Taxes on income	7,720	—
Loss before tax	(21,925)	(70,846)
Adjustments for:
Interest income	(18,185)	(8,993)
Depreciation and amortization	9,149	5,432
Interest expenses	654	620
Equity-settled share-based payment	13,112	16,299
Loss from disposal of fixed assets	1	—
Net foreign exchange differences and expected credit losses	4,018	(760)
Change in fair value of liabilities for warrants	(4,228)	7,103
Changes in:
Decrease in accounts receivables	1,142	596
Decrease/(increase) in other assets	(2,623)	658
(Decrease) in deferred revenue, accounts payables and other liabilities	(91,113)	(15,641)
Interest received	11,098	4,904
Interest paid	(654)	(221)
Income tax paid	—	—

Net cash used in operating activities	(99,554)	(60,849)

Cash flows from investing activities
Payments for property, plant and equipment	(14,598)	(21,506)
Payments for intangible assets	(148)	(158)
Payments for investments classified in other financial assets	(356,596)	(299,018)
Proceeds from maturity of investments classified in other financial assets	266,361	229,557
Proceeds from disposal of property, plant and equipment	1	—

Net cash used in investing activities	(104,980)	(91,125)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	174,554	90,404
Transaction costs deducted from equity	—	(2,039)
Repayments related to lease liabilities	(1,228)	(2,877)

Net cash provided by financing activities	173,326	85,488

Net decrease in cash and cash equivalents	(31,208)	(66,486)

Cash and cash equivalents at beginning of the year	218,472	148,519

Effects of exchange rate changes, expected credit losses and accrued interest on cash and cash equivalents	1,935	1,413

Cash and cash equivalents at end of the year	189,199	83,446

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2023		767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income/(loss)		—	—	—	769	769
Net loss		—	—	(70,846)	—	(70,846)
Comprehensive loss for the year		—	—	(70,846)	769	(70,077)
Equity-settled share-based compensation	8	—	16,299	—	—	16,299
Share options exercised	14	—	140	—	—	140
Issue of share capital – net of transaction costs	14	80	88,145	—	—	88,225

Balance as of September 30, 2023		847	818,761	(571,145)	(712)	247,751

Balance as of January 1, 2024		847	823,166	(597,293)	(1,636)	225,084
Other comprehensive income/(loss)		—	—	—	(579)	(579)
Net loss		—	—	(29,645)	—	(29,645)
Comprehensive loss for the year		—	—	(29,645)	(579)	(30,224)
Equity-settled share-based compensation	8	—	13,112	—	—	13,112
Share options exercised	14	1	1,113	—	—	1,114
Issue of share capital – net of transaction costs	14	183	173,257	—	—	173,440

Balance as of September 30, 2024		1,031	1,010,648	(626,938)	(2,215)	382,526

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH (“Immatics GmbH”) and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These unaudited interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2024, were authorized for issue by the Audit Committee of Immatics N.V. on November 18, 2024.

2. Significant events and changes in the current reporting period

The following significant events or transactions occurred during the three and nine months ended September 30, 2024.

On January 22, 2024, the Group closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 (€10.10) per ordinary share. The Group received gross proceeds of €185.0 million less transaction costs of €11.6 million, resulting in an increase in share capital of €183.0 thousand and share premium of €173.2 million.

On September 13, 2024, we announced the termination of the collaboration with Bristol Myers Squibb regarding IMA401 (“BMS IMA401”). The termination resulted in the recognition of the remaining deferred revenue of €21.0 million from the collaboration during the three and nine months ended September 30, 2024.

Macroeconomic environment

Currently, multiple global uncertainties are existing.

The conflict between Russia and Ukraine and the conflict in the Middle East have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or in the Middle East, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on the Company, this may change in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.

3. Significant accounting policies

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 have been prepared on a going concern basis in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”) and have not been audited by a statutory auditor.

In accordance with IAS 34, the unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). In these notes to the unaudited condensed consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for the year ended December 31, 2023.

The unaudited interim condensed consolidated financial statements are presented in Euros, which is the functional and reporting currency of the parent, Immatics N.V. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The unaudited interim condensed consolidated statement of loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023. The new and amended standards and interpretations applicable for the first time as of January 1, 2024, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2023, had no impact on the unaudited interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2024.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

In July 2024, the IASB published an IFRIC agenda decision clarifying certain requirements for segment disclosures in accordance with IFRS 8. Since the Company is operating as one segment, no impact of the agenda decision is expected.

Estimates and assumptions have to be made in the unaudited interim consolidated financial statements as of September 30, 2024. These have an impact on the amounts and disclosures of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are essentially unchanged from the circumstances described in the consolidated financial statements of the Group for the year ended December 31, 2023. New developments may result in amounts deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

4. Segment information

The Group manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of September 30, 2024, the Group had three revenue-generating strategic collaboration agreements in place, two with Bristol-Myers-Squibb (“BMS”) and one agreement with ModernaTX, Inc. (“Moderna”), excluding BMS IMA401 collaboration for which we received the termination notice on September 13, 2024. The three remaining revenue-generating strategic collaboration agreements are in pre-clinical stage. The collaboration with Genmab A/S, Copenhagen /Denmark (“Genmab”) was terminated in March 2024 and the Group recorded the remaining deferred revenue of €14.9 million from the Genmab collaboration during the three months ended March 31, 2024. The collaboration BMS IMA401 was terminated in September 2024 and the Group recorded the remaining deferred revenue of €21.0 million from the collaboration during the three months ended September 30, 2024.

Revenue from collaboration agreements was realized with the following partners:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Moderna, United States	25,298	—	43,601	—
BMS, United States	25,261	8,501	41,031	40,437
Genmab, Denmark	—	(2,575)	14,951	(2,361)

Total	50,559	5,926	99,583	38,076

As of September 30, 2024, the Group has not recognized any milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of September 30, 2024, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

The revenue for the three and nine months ended September 30, 2024 from the remaining collaboration agreements with BMS and Moderna is recognized over time on a cost-to-cost basis. The collaboration with Moderna is effective since October 2023, therefore no revenue is recognized during the three and nine months ended September 30, 2023. In September 2024 the collaboration agreement BMS IMA401 was terminated resulting in a recognition of the remaining deferred revenue of €21.0 million during the three and nine months ended September 30, 2024. For the nine months ended September 30, 2023 the recognized revenue for BMS also included an Opt-in payment of €13.7 million. For the three months ended September 30, 2024 no revenue was recognized for the collaboration with Genmab as the collaboration was terminated in March 2024. The termination resulted in a recognition of the remaining deferred revenue of €14.9 million during the nine months ended September 30, 2024.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Current	68,928	100,401
Non-current	52,597	115,527

Total	121,525	215,928

Deferred revenues are contract liabilities within the scope of IFRS 15.

6. Financial result

Financial income and financial expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Change in fair value of liabilities for warrants	3,833	(1,395)	4,228	(7,103)
Interest income	5,526	3,994	18,185	8,993
Foreign currency gains	4	5,754	93	5,421
Gains on other financial instruments	359	—	429	—

Other financial income	5,889	9,748	18,707	14,414

Interest expenses	(235)	(218)	(654)	(620)
Foreign currency losses	(12,354)	(974)	(4,688)	(3,010)
Losses on financial instruments	—	(383)	—	(516)

Other financial expenses	(12,589)	(1,575)	(5,342)	(4,146)
Financial result	(2,867)	6,778	17,593	3,165

The fair value of the warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €2.59 ($2.77) as of June 30, 2024 and decreased to €2.05 ($2.30) as of September 30, 2024. The result is a decrease in fair value of liabilities for warrants of €3.8 million and a corresponding income for the three months ended September 30, 2024 and a decrease in fair value of liabilities for warrants of €4.2 million for the nine months ended September 30, 2024.

The fair value of the warrants increased from €2.35 ($2.51) per warrant as of December 31, 2022 to €3.15 ($3.42) as of June 30, 2023 and increased to €3.34 ($3.54) as of September 30, 2023. The result is an increase in fair value of liabilities for warrants of €1.4 million for the three months ended September 30, 2023 and an increase in fair value of liabilities for warrants of €7.1 million for the nine months ended September 30, 2023.

Interest income mainly results from short-term deposits as well as cash balances. Interest expenses mainly result from leases.

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents and short-term deposits by Immatics N.V. and Immatics GmbH.

Losses and gains on financial instruments include expected credit losses on cash and cash equivalents and other financial assets for the three and nine months ended September 30, 2024 and 2023.

7. Income Tax

During the three and nine months ended September 30, 2024, Immatics N.V. and Immatics US Inc. generated a net loss within the Group. Immatics GmbH generated a net income for the three and nine months ended September 30, 2024 due to the recognition of revenue from the collaboration agreements with BMS, Genmab and Moderna. Correspondingly the Group recognized an income tax expense of €6.2 million for the three months ended September 30, 2024 and €7.7 million for the nine months ended September 30, 2024.

The income tax expense is calculated based on taxable income of Immatics GmbH for the three and nine months ended September 30, 2024. The Group applied the estimated effective tax rate for the financial year 2024 to the taxable income for the three and nine months ended September 30, 2024. The Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the three and nine months ended September 30, 2024 for the purpose of income tax calculation. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of an income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated by Immatics GmbH during the three and nine months ended September 30, 2024 is considered as a one-time profit, no deferred tax assets exceeding the deferred tax liability for temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

The Group continued generating losses for all other entities within the Group during the three and nine months ended September 30, 2024 as well as for all entities during the three and nine months ended September 30, 2023.

During the three and nine months ended September 30, 2024 and 2023, the Group’s German operations were subject to a statutory tax rate of 30.4% and the Group’s U.S. operations were subject to a federal corporate income tax rate of 21%.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

8. Share-based payments

Immatics N.V. has three share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). The 2024 Equity Plan allows the company to grant additional options.

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, management and employees have been granted different types of options, all of which are equity-settled transactions.

Service Options

Under the 2020 Equity Plan and the 2022 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based vesting schedule. Under the 2022 Equity Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $9.37 per Service Option granted during the nine months ended September 30, 2024 and used the following weighted average assumptions:

	Three months ended September 30, 2024	Nine months ended September 30, 2024
Exercise price in USD	$12.08	$12.18
Underlying share price in USD	$12.08	$12.18
Volatility	106.66%	92.05%
Time period (years)	5.82	5.97
Risk free rate	4.03%	4.10%
Dividend yield	0.00%	0.00%

Service Options outstanding as of September 30, 2024:

	2024
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1	9.87	7,757,974
Service Options granted in 2024	12.18	1,337,800
Service Options forfeited	11.29	191,968
Service Options exercised	9.92	91,731
Service Options expired	9.94	58,550
Service Options outstanding on September 30	10.19	8,753,525
Service Options exercisable on September 30	10.10	4,192,166
Weighted average remaining contract life (years)	7.93

Performance-Based Options (“PSUs”)

In addition, at the initial listing on NASDAQ, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company granted PSUs on February 7, 2024, which were accounted for by considering a weighted average fair value of $6.37. A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

As of February 7, 2024
Exercise price in USD	$11.15
Underlying share price in USD	$11.15
Volatility	77.62%
Time period (years)	3.23
Risk-free rate	4.12%
Dividend yield	0.00%

PSUs outstanding as of September 30, 2024:

	2024
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1	10.08	3,642,000
PSUs granted in 2024	11.15	50,000
PSUs forfeited	10.00	12,000
PSUs outstanding on September 30	10.09	3,680,000
PSUs exercisable on September 30	—	—
Weighted average remaining contract life (years)	5.85

The Group recognized total employee-related share-based compensation expenses from all plans, during the three and nine months ended September 30, 2024 and 2023 as set out below:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Research and development expenses	(2,351)	(2,644)	(7,214)	(9,459)
General and administrative expenses	(2,156)	(2,040)	(5,898)	(6,840)

Total	(4,507)	(4,684)	(13,112)	(16,299)

Additional outstanding awards fully vested

Immatics GmbH previously issued share-based awards to employees under different plans. As part of the initial listing on NASDAQ, all outstanding awards were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. These awards are fully vested and no additional expense is recognized.

Matching Stock Options outstanding as of September 30, 2024:

	2024
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1	10.00	1,342,648
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	25,938
Matching Stock Options expired	—	—
Matching Stock Options outstanding on September 30	10.00	1,316,710
Matching Stock Options exercisable on September 30	10.00	1,316,710
Weighted average remaining contract life (years)	5.75

Converted Options outstanding as of September 30, 2024:

	2024
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1	2.81	503,310
Converted Options forfeited	—	—
Converted Options exercised	1.22	23,207
Converted Options expired	—	—
Converted Options outstanding on September 30	2.89	480,103
Converted Options exercisable on September 30	2.89	480,103
Weighted average remaining contract life (years)	3.25

9. Other current and non-current assets

Other current assets consist of the following:

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Prepaid expenses	13,325	10,619
Value added tax receivables	928	1,644
Other assets	5,053	7,119

Total	19,306	19,382

Prepaid expenses include expenses for licenses and software of €7.0 million as of September 30, 2024 and €7.0 million as of December 31, 2023 and prepaid maintenance expenses of €1.1 million as of September 30, 2024 and €0.9 million as of December 31, 2023. The Group accrued €0.1 million as of September 30, 2024 and €0.2 million as of December 31, 2023 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019.

The remaining amount is mainly related to prepaid expenses for insurance, contract research organizations and travel expenses.

Other assets include receivables from capital gains tax of €4.5 million as of September 30, 2024 and €3.1 million as of December 31, 2023.

Other non-current assets consist of the following:

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Prepaid expenses	464	1,414
Other assets	735	603

Total	1,199	2,017

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €0.1 million as of September 30, 2024 and €0.5 million as of December 31, 2023, prepaid maintenance expenses of €0.2 million as of September 30, 2024 and €0.5 million as of December 31, 2023 and accrued incremental cost of the BMS collaboration agreement of €0.1 million as of September 30, 2024 and €0.4 million as of December 31, 2023. Other assets include the non-current portion for prepaid deposit expenses.

10. Property, plant and equipment, intangible assets and Right-of-use assets

During the three months ended September 30, 2024 and September 30, 2023, the Group acquired property, plant and equipment and intangible assets in the amount of €2.0 million and €7.9 million, respectively.

During the nine months ended September 30, 2024 and September 30, 2023, the Group acquired property, plant and equipment and intangible assets in the amount of €11.7 million and €23.5 million, respectively.

The acquired property, plant and equipment and intangible assets include unpaid investments of €1.2 million and €2.5 million for the nine months ended September 30, 2024 and nine months ended September 30, 2023, respectively.

The unpaid investments decreased from €4.2 million as of December 31, 2023 to €1.2 million as of September 30, 2024 which is accounted for in accounts payable.

The unpaid investments increased from €0.6 million as of December 31, 2022 to €2.5 million as of September 30, 2023 which is accounted for in accounts payable.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €7.7 million and €20.0 million for the nine months ended September 30, 2024 and nine months ended September 30, 2023, respectively.

During the three months ended September 30, 2024, there was no material addition in right-of-use assets and corresponding lease liability.

11. Provisions

Provisions consist of the following:

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Provision for bonuses	5,144	—

Total	5,144	—

These amounts include provisions for the Group’s annual employee bonuses.

12.	Accounts payables

Accounts payables consist of the following:

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Accounts payables	8,913	7,666
Accrued liabilities	13,182	17,540

Total	22,095	25,206

13. Other current liabilities

Other current liabilities consist of the following:

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Income tax liability	10,706	4,298
Accrual for vacation and overtime	2,197	1,277
Payroll tax	565	3,560
Other liabilities	1,687	213

Total	15,155	9,348

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

14. Shareholders’ equity

As of September 30, 2024 and December 31, 2023, the total number of ordinary shares of Immatics N.V. outstanding is 103,114,172 and 84,657,789 with a par value of €0.01, respectively.

On January 22, 2024, the Group closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 (€10.10) per ordinary share. The Group received gross proceeds of €185.0 million less transaction costs of €11.6 million, resulting in an increase in share capital of €183.0 thousand and share premium of €173.2 million.

Additionally, the number of ordinary shares increased during the three and nine months ended September 30, 2024, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €1.0 thousand and share premium of €1.1 million.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

15. Related party disclosures

During the three and nine months ended September 30, 2024, the Group did not enter into any new related-party transactions with its key management personnel nor with related entities other than the granting of a total of 60,000 Service options to its new member of the Board of Directors during the three and nine months ended September 30, 2024 and the granting of a total of 280,000 Service options to the Board of Directors during the nine months ended September 30, 2024.

16. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the unaudited interim condensed consolidated financial statements.

	Carrying amount per measurement category
	Financial assets as of September 30, 2024		Financial liabilities as of September 30, 2024
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	September 30, 2024
Current/non-current assets
Cash and cash equivalents	—	189,199	—	—	—	189,199
Short-term deposits*	—	301,321	—	—	—	301,321
Accounts receivables	—	2,951	—	—	—	2,951
Other current/non-current assets*	—	1,103	—	—	19,402	20,505
Current/non-current liabilities
Accounts payables	—	—	—	22,095	—	22,095
Other current liabilities	—	—	—	50	15,105	15,155
Liabilities for warrants	—	—	14,765	—	—	14,765
Lease liabilities	—	—	—	—	16,023	16,023

Total	—	494,574	14,765	22,145	50,530	—

	Carrying amount per measurement category
	Financial assets as of December 31, 2023		Financial liabilities as of December 31, 2023
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2023
Current/non-current assets
Cash and cash equivalents	—	218,472	—	—	—	218,472
Short-term deposits*	—	207,423	—	—	—	207,423
Accounts receivables	—	4,093	—	—	—	4,093
Other current/non-current assets*	—	4,552	—	—	16,847	21,399
Current/non-current liabilities
Accounts payables	—	—	—	24,280	926	25,206
Other current liabilities	—	—	—	50	9,298	9,348
Liabilities for warrants	—	—	18,993	—	—	18,993
Lease liabilities	—	—	—	—	15,402	15,402

Total	—	434,540	18,993	24,330	42,473	—

*	“Short-term deposits” are classified within the balance sheet item “Other financial assets”. Other current/non-current assets comprise mainly of deposits.

The book value of financial assets and liabilities other than lease liabilities and liabilities for warrants represent a reasonable approximation of the fair value.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at NASDAQ. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Loss as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.

17. Earnings and Loss per Share

The Group reported basic and diluted loss per share during the three and nine months ended September 30, 2024 and 2023. Basic earnings and loss per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings and loss per share are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price, are excluded from the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the three and nine months ended September 30, 2024 and September 30, 2023, therefore all instruments under the 2020 and 2022 Equity Plan are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding. The 7,187,500 Immatics Warrants issued in 2020 and outstanding as of September 30, 2024 have a dilutive effect for the three and nine months ended September 30, 2024 as the Group’s weighted average share price is above the exercise price for the given period and their conversion to ordinary shares would have increased loss per share. For the three and nine months ended September 30, 2023 the Group’s weighted average share price was below the exercise price for the given period. Therefore, Immatics Warrants have no dilutive effect.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Numerator:
Net loss	(8,570)	(26,489)	(29,645)	(70,846)
Adjustment of profit or loss for change in fair value of liabilities for warrants	(3,833)	—	(4,228)	—
Net loss available to common shareholders	(12,403)	(26,489)	(33,873)	(70,846)
Denominator:
Weighted average shares outstanding - basic	103,107,543	83,386,502	101,655,805	79,156,642
Effect of potentially dilutive warrants	7,187,500	—	7,187,500	—
Weighted average shares outstanding - diluted	110,295,043	83,386,502	108,843,305	79,156,642
Loss per share - basic	(0.08)	(0.32)	(0.29)	(0.90)
Loss per share - diluted	(0.11)	(0.32)	(0.31)	(0.90)

18. Commitments and contingencies

The statements regarding contingent liabilities and other financial liabilities described in the consolidated financial statements of the Group for the year ended December 31, 2023 are essentially unchanged.

19. Events occurring after the interim reporting period

On October 15, 2024, the Company closed an offering of 16,250,000 ordinary shares with a public offering price of $9.25 (€8.48) per ordinary share. The Company received net proceeds of approximately $141 million (€129.3 million) after deducting the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing, production and, if approved, production of product candidates and for working capital and other general corporate purposes. In addition, on November 12, 2024, the company issued 2,185,884 shares with a public offering price of $9.25 (€8.71) per ordinary share from the exercise of the option to purchase additional shares according to the underlying offering from October 15, 2024. The company received net proceeds of approximately $19 million (€17.9 million) after deducting the underwriting discount and fees and offering expenses. The Company evaluated further subsequent events for recognition or disclosure through November 18, 2024 and did not identify additional material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three- and nine-month period ended September 30, 2024 and 2023 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for the year ended December 31, 2023, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our purpose is to deliver a meaningful impact on the lives of cancer patients by developing novel TCR-based immunotherapies that are designed to achieve effect beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our employees, our shareholders and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for multiple cancer patient populations with different unmet medical needs. Our current pipeline comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Moderna and Editas Medicine, to develop multiple additional therapeutic programs covering ACT and Bispecifics. In September 2023, we entered into a collaboration with Moderna, which became effective on October 12, 2023. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. In September 2024, we reported that BMS was terminating the collaboration agreement relating to our BMS IMA401 originally announced in December 2021.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 572 and 482 FTEs as of September 30, 2024 and December 31, 2023, respectively.

Through September 30, 2024 we have raised €1.32 billion through licensing payments from our collaborators and through private and public placements of securities. We are holding cash and cash equivalents and other financial assets of €490.5 million as of September 30, 2024. This does not include the net proceeds of $141 million (€129.3 million) received in October 2024 from our public offering and the net proceeds of $19 million (€17.9 million) received in November 2024 from the exercise of the underwriters’ option to purchase additional shares. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent periods. The net profit for the year ended December 31, 2022 was due to a one-time upfront payment. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Global Developments

Currently, multiple global uncertainties are existing.

The conflict between Russia and Ukraine and the conflict in the Middle East have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or in the Middle East, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on our Company, this may change especially in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.

Our Strategy

Our mission is to deliver the power of T cells to cancer patients. We seek to execute the following strategy to develop TCR-based immunotherapies for the treatment of cancer, maximizing the value of our technology platforms and the broad portfolio of product candidates:

•

Advance IMA203 to FDA approval and commercialization. We plan to commence a randomized Phase 3 registrational trial (SUPRAME) for ACTengine IMA203 in second-line or later (2L+) melanoma in December 2024. At the same time, we are continuing dose escalation of IMA203CD8 (GEN2) with the goal of defining the optimal dose for further development. The next data update for IMA203CD8 (GEN2) is planned for 2025 with a focus on continued dose escalation data in melanoma patients. In addition to treating melanoma patients, we have also started to expand our clinical footprint for IMA203CD8 outside of melanoma to address a broader patient population with a particular focus on ovarian and uterine cancers.

•

Further enhance our cell therapy manufacturing capabilities. Our late-stage clinical cell therapy development is supported by our manufacturing process, timeline, capabilities and facility. IMA203 and IMA203CD8 (GEN2) cell therapy products are manufactured within 7 days followed by a 7-day QC release testing at a success rate of >95% to reach the target dose. We have also completed construction of a ~100,000 square foot R&D and GMP manufacturing facility with a modular design for efficient and cost-effective scalability to serve early-stage and registration-enabling clinical trials, as well as commercial supply. The new site will start GMP manufacturing of cell therapy products in early 2025. Meanwhile, the existing GMP facility, which is run in collaboration with UT Health, will remain active until YE 2025 and will also initially serve the Phase 3 registrational trial (SUPRAME).

•

Advance clinical development for our next-generation, half-life extended TCR Bispecifics (TCERs). We intend to focus on the clinical development of our two TCER lead candidates (IMA401 targeting MAGEA4/8 and IMA402 targeting PRAME) planning to finalize dose escalation in 2025. Key objectives for both candidates are (1) to further evaluate the tolerability profile (2) to determine RP2D and optimize dosing schedule to a less frequent regimen already during dose escalation based on pharmacokinetic data and (3) to demonstrate clinical anti-tumor activity in the indications of interest.

•

Advance our preclinical pipeline of next-generation, half-life extended TCR Bispecifics. We continue the development of several innovative preclinical TCER product candidates against so far undisclosed targets for our proprietary and/or partnered pipeline. Our next-generation, half-life extended TCER format used in all our candidates is designed to safely apply high drug doses for activity in a broad range of tumors, even with low target density, and to achieve a patient-convenient dosing schedule.

•

Advance our preclinical pipeline of innovative ACTengine candidates. Our pipeline is strengthened by innovative cell therapy programs in development, such as ACTengine IMA204, directed against the novel tumor stroma target COL6A3. We believe IMA204 provides a promising and innovative therapeutic opportunity for a broad patient population as a monotherapy or in combination with TCR-T cells directed against tumor targets. Given prioritization on clinical stage assets, the next step into clinical development of IMA204 is currently on hold. Additionally, as part of our long-term strategy to expand the PRAME franchise, we have conducted preclinical studies for the potential future clinical development of next-generation TCR-T-based cell therapies targeting PRAME to further enhance the efficacy and durability of IMA203. These efforts also include the combination of IMA203 with a Moderna PRAME-encoding mRNA vaccine for the treatment of solid tumors. The first-in-human clinical combination study of the combination therapy is planned to commence in 2025 in up to 15 patients with advanced or recurrent cutaneous melanoma and synovial sarcoma.

•

Further enhance our cell therapy platform including the development of allogeneic off-the-shelf cell therapies. We continue to actively investigate next-generation enhancement and combination strategies to render ACTengine T cells even more potent to combat solid tumors, enhance tolerability and further boost the usability of our product candidates. Furthermore, we aim to expedite the supply of cell therapy products to patients and lower costs with our off-the-shelf cell therapy approach, ACTallo.

•

Leverage the full potential of strategic collaborations. We have entered strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and are also actively seeking to enter further strategic collaborations with industry-leading partners to strengthen our proprietary pipeline. We intend to generate value from these strategic collaborations by developing transformative, cutting-edge therapeutics through the combination of synergistic capabilities and technologies, and we benefit from upfront payments, potential milestone payments and royalties for product candidates that our partners successfully advance into and through clinical development and towards commercial launch.

•

Enhance the competitive edge of our technology platforms. Our target and TCR discovery platforms, XPRESIDENT, XCEPTOR and XCUBE are the foundation for the further strengthening of our product pipeline and our position in the field of TCR-based therapies. Our goal is to maintain and expand our competitive edge with these proprietary and differentiated platform technologies.

•

Strengthen our intellectual property portfolio. We intend to continuously build and maintain our intellectual property portfolio to successfully defend and strengthen our position in the field of TCR therapies.

Portfolio Update

During the three months ended September 30, 2024, and until the release of this report, we reported the following portfolio updates.

IMA402

On November 18, 2024, Immatics provided clinical data from Phase 1 dose escalation of TCER® IMA402.

As of the data cut-off on November 6, 2024, 33 heavily pretreated patients with recurrent and/or refractory solid tumors have been treated with a dose range from 0.02 mg to 4 mg of IMA402 monotherapy. The treated patient population is composed of patients with a median of three and a maximum of five lines of prior systemic treatments. The safety population includes all 33 patients treated with IMA402, of which 21 patients were evaluable for efficacy analysis and are PRAME-positive or were not tested for PRAME. Of these 21 patients, eight patients received at least one dose of IMA402 at dose level 7 (DL7, 3 mg) and one patient received IMA402 at dose level 8 (DL8, 4 mg). Based on preclinical in-vivo data, relevant anti-tumor efficacy was expected starting at ~3 mg human equivalent dose, which aligns with the initial clinical anti-tumor activity reported today.

Safety data: IMA402 demonstrated a favorable tolerability profile in the 33 patients treated. The most common treatment-related adverse events (AEs) were mostly mild to moderate cytokine release syndrome (CRS) (Grade 1: 42%; Grade 2: 3%; Grade 3: 0% and Grade 4: 3%) and transient lymphopenia. One single dose-limiting toxicity (being Grade 4 CRS) was observed and it was fully resolved. Step dosing has been implemented and dose escalation is ongoing. No treatment-related Grade 5 AEs were observed. The maximum tolerated dose has not yet been determined.

[1]

All treatment-emergent adverse events (TEAEs) at least possibly related to IMA402 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5; CRS: Cytokine release syndrome; MTD: Maximum tolerated dose.; One AE “Rash, Intermittent” was not coded at data cut-off, but added to the preferred term “Rash”

Pharmacokinetics: Early pharmacokinetic data indicate a median half-life of approximately seven days, potentially enabling bi-weekly dosing.

Initial Anti Tumor Activity: Initial signs of clinical activity have been observed and are associated with PRAME expression and IMA402 dose levels administered.

•	In the PRAME-negative patient population across all doses and indications, only one patient out of seven (14%) showed tumor shrinkage of -2.9%.

•

In comparison, in the PRAME-positive or non-tested patients across all indications treated with low dose levels (DLs 1-6), tumor shrinkage was observed in 25% (3/12) of patients, including one unconfirmed partial response in a cutaneous melanoma patient.

•

Nine patients with tumors that tested PRAME-positive or were not tested for PRAME received a relevant dose (8 patients at DL7 and 1 patient at DL8). 78% (7/9) thereof experienced shrinkage of their target lesions, including several patients with significant ongoing tumor shrinkage:

•	one cutaneous melanoma patient with an ongoing (at 3 months post first dose at data cut-off) confirmed partial response with -40.2% tumor shrinkage treated at DL7;

•

two patients with ongoing (at 6+ weeks and 8+ months) stable diseases with significant tumor shrinkage (-27.5% in a patient with cutaneous melanoma at DL8 and at first scan; -25% in a patient with uveal melanoma deepening over time and treated at escalating doses starting at DL4 and currently at DL7);

•	one ovarian cancer patient with ongoing (at 3 months) stable disease and tumor shrinkage of -13% started at DL6 and currently at DL7.

Early Signs of Clinical Activity Associated with PRAME Expression and IMA402 Dose

*

Patients who received DL7 or higher, either from start or as part of intra-patient dose-escalation; #continuing treatment; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; NT: not tested or not evaluable for PRAME expression

Based on these initial signs of dose-dependent and PRAME target expression-dependent clinical activity observed during dose escalation, the Company will continue to evaluate IMA402 at higher dose levels to determine the optimal therapeutic dose. The next data update on IMA402 is planned for 2025.

TCER® IMA401 (MAGEA4/8)

On September 16, 2024, Immatics announced the proof-of-concept clinical data for the first candidate of its next-generation, half-life extended TCR Bispecifics platform, TCER® IMA401 (MAGEA4/8), during an oral presentation at the European Society for Medical Oncology (ESMO) Congress 2024.

As of data cut-off on July 23, 2024, 35 heavily pretreated patients with recurrent and/or refractory solid tumors were treated with IMA401 monotherapy across nine escalating dose levels. The treated patient population was composed of patients with 16 different solid tumor indications who were both HLA-A*02:01 and MAGEA4/8-positive, had received a median of four and up to eight lines of prior systemic treatments and the majority had an ECOG performance status of ≥ 1.

Proof-of-concept clinical data from the Phase 1a first-in-human dose escalation basket trial showed initial anti-tumor activity in multiple tumor types, durable objective responses, including confirmed responses ongoing at 13+ months, a manageable tolerability profile and an half-life of 14+ days.

Treatment with IMA401 monotherapy in patients with relevant IMA401 doses and MAGEA4/8high levels (N=17) demonstrated:

•	Objective response rate of 29% with confirmed responses observed in 25% of patients

•	Disease control rate of 53% and tumor shrinkage of 53%

As the clinical trial progresses, the Company aims to further leverage the potential of IMA401 by focusing on the enrollment of indications with high MAGEA4/8 target expression, such as lung and head and neck cancer patients, seeking to optimize the treatment schedule and also exploring the incremental clinical benefit available to patients through combining IMA401 with a checkpoint inhibitor. The next data update on IMA401 is expected in 2025.

ACTengine® IMA203

On November 8, 2024, Immatics announced an expanded clinical dataset that included all infused patients in the Phase 1b dose expansion part of the trial (N=41), consisting of the 28 melanoma patients reported on October 10, 2024, and 13 non-melanoma patients, of which 10 non-melanoma patients were reported on November 8, 2023.

As of the data cut-off on August 23, 2024, treatment with IMA203 monotherapy in the melanoma patient population has demonstrated:

•	Confirmed objective response rate of 54% and an objective response rate of 62%

•	Disease control rate of 92% and tumor shrinkage in 88% of patients

•	12.1 months median duration of response, 6 months median progression-free survival and >1-year median progression-free survival in patients with deep responses

•	Median overall survival has not yet been reached

IMA203 monotherapy has maintained a favorable tolerability profile with no treatment-related Grade 5 events in the entire safety population (N=70 Phase 1a and Phase 1b patients across all dose levels and all tumor types).

Based on the Phase 1b data and discussions with the U.S. Food and Drug Administration, Immatics is on track to commence SUPRAME, the registration-enabling Phase 3 randomized-controlled clinical trial in melanoma for IMA203, in December 2024.

SUPRAME will evaluate IMA203 targeting PRAME in 360 HLA-A*02:01-positive patients with second-line or later (2L+) unresectable or metastatic melanoma who have received prior treatment with a checkpoint inhibitor. Patients will be randomized 1:1 for IMA203 or investigator’s choice of selected approved treatments in the 2L+ setting, including nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel (U.S. only) or chemotherapy. The primary endpoint for full approval will be median PFS and secondary endpoints will include objective response rate, safety, duration of response, no overall survival detriment and patient-reported outcomes.

Patient enrollment for SUPRAME is forecast to be completed in 2026, and a pre-specified interim analysis is planned for early 2026. Immatics aims to submit a Biologics License Application (BLA) in early 2027 for full approval.

ACTengine® IMA203CD8 (GEN2) monotherapy

On November 8, 2024, Immatics announced updated Phase 1 dose escalation clinical data on its next-generation ACTengine® IMA203CD8 TCR-T cell therapy in 44 heavily pretreated HLA-A*02:01 and PRAME-positive patients with solid tumors, thereof 41 patients being evaluable for efficacy. Of note, these patients had been treated at substantially lower doses compared to IMA203 (GEN1), i.e. in a range of 0.2-0.48x109 TCR-T cells/m2 BSA (dose level 3) to 0.801-1.2x109 TCR-T cells/m2 BSA (dose level 4c) T cells infused.

As of the data cut-off on September 30, 2024, treatment with IMA203CD8 monotherapy demonstrated:

•	Confirmed objective responses observed in 41% of patients

•	Median duration of response of 9.2 months at a median follow-up of 13.1 months

•	Tumor shrinkage of 84% and disease control rate at week 6 of 85%

•	10 out of 17 responses were ongoing, of which three confirmed responses were ongoing at 14+, 15+ and 24+ months

•

Deep responses with ≥50% tumor size reduction were observed in 11 out of 17 responders. This group included two patients with complete response of target lesions, of which one patient showed a complete metabolic response according to PET-CT scan

IMA203CD8 monotherapy has maintained a manageable tolerability profile in the 44 patients treated.

Based on the enhanced pharmacology of IMA203CD8 demonstrated in this trial, the evaluation of higher doses of IMA203CD8 in the ongoing dose escalation trial opens the possibility of addressing hard-to-treat solid tumor indications with a medium-level of PRAME copy numbers, such as ovarian cancer and endometrial cancer.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS, Genmab and Moderna. Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In two of our four current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the clinical trial services will not result in a modification of the license. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical targets from the TCER part (“Early TCER Activities”), one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as one performance obligation (“Database Activities”).

All collaboration agreements, including those that have ended, resulted in a total of €525.7 million of upfront payments through September 30, 2024. We received €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023. As part of the agreements, we contribute insights from XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•	Advance IMA203 to FDA approval and commercialization;

•	Continue clinical development of IMA203CD8;

•	Further enhance our cell therapy manufacturing capabilities;

•	Deliver clinical PoC for our next-generation, half-life extended TCR Bispecifics (TCERs) and further clinical development;

•	Advance our preclinical pipeline of next-generation, half-life extended TCR Bispecifics;

•	Advance our preclinical pipeline of innovative ACTengine candidates;

•	Further enhance our cell therapy platform including development of allogeneic off-the-shelf cell therapies;

•	Leverage the full potential of strategic collaborations;

•	Enhance the competitive edge of our technology platforms; and

•	Strengthen our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses may increase in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect our headcount may increase to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	contract manufacturing may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials of our ACT or TCR Bispecifics candidates may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule, the FDA, EMA or regulatory authorities in other countries may not view data generated from clinical trials that we designate as “pivotal” or “registration-enabling” as sufficient support regulatory approval, and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities recorded at fair value through profit and loss. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2024 and September 30, 2023

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	50,559	5,926	99,583	38,076
Research and development expenses	(38,906)	(30,498)	(106,230)	(85,396)
General and administrative expenses	(11,156)	(8,881)	(32,925)	(27,825)
Other income	17	186	54	1,134

Operating result	514	(33,267)	(39,518)	(74,011)
Change in fair value of liabilities for warrants	3,833	(1,395)	4,228	(7,103)
Other financial income	5,889	9,748	18,707	14,414
Other financial expenses	(12,589)	(1,575)	(5,342)	(4,146)

Financial result	(2,867)	6,778	17,593	3,165

Loss before taxes	(2,353)	(26,489)	(21,925)	(70,846)
Taxes on income	(6,217)	—	(7,720)	—
Net loss	(8,570)	(26,489)	(29,645)	(70,846)

Net loss per share:
Basic	(0.08)	(0.32)	(0.29)	(0.90)
Diluted	(0.11)	(0.32)	(0.31)	(0.90)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Moderna, United States	25,298	—	43,601	—
BMS, United States	25,261	8,501	41,031	40,437
Genmab, Denmark	—	(2,575)	14,951	(2,361)

Total	50,559	5,926	99,583	38,076

Our revenue from collaboration agreements increased from €5.9 million for the three months ended September 30, 2023 to €50.6 million for the three months ended September 30, 2024. The increase in revenue of €44.6 million is mainly due to the recognition of the remaining deferred revenue of €21.0 million related to the termination of the BMS IMA401 collaboration in September 2024 and recognition of revenue of €25.3 million from the collaboration agreement with Moderna, effective since October 2023.

Our revenue from collaboration agreements increased from €38.1 million for the nine months ended September 30, 2023 to €99.6 million for the nine months ended September 30, 2024. The increase in revenue of €61.5 million is mainly due to the recognition of the remaining deferred revenue of €21.0 million related to the termination of the BMS IMA401 collaboration in September 2024, our new collaboration with Moderna, which resulted in the recognition of revenue of €43.6 million and recognition of the remaining deferred revenue of €14.9 million related to the termination of the collaboration agreement with Genmab in March 2024. This effect is partially offset by an Opt-in payment of €13.7 million for BMS during the nine months ended September 30, 2023.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(7,984)	(6,576)	(19,590)	(15,379)
TCR Bispecifics Programs	(2,833)	(1,449)	(7,152)	(5,039)
Other programs	(2,767)	(2,237)	(6,552)	(5,268)

Sub-total direct external expenses	(13,584)	(10,262)	(33,294)	(25,686)

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(13,655)	(10,590)	(41,151)	(30,461)
Share-based compensation expenses	(2,351)	(2,644)	(7,214)	(9,459)
IP Expenses	(1,701)	(3,137)	(4,499)	(7,700)
Facility and depreciation	(3,016)	(1,876)	(8,434)	(5,608)
Other indirect costs	(4,599)	(1,989)	(11,638)	(6,482)

Sub-total indirect expenses	(25,322)	(20,236)	(72,936)	(59,710)

Total	(38,906)	(30,498)	(106,230)	(85,396)

Direct external research and development expenses for our ACT programs increased from €6.6 million for the three months ended September 30, 2023 to €8.0 million for the three months ended September 30, 2024. This increase mainly resulted from increased activities in our clinical trials for IMA203. Direct external research and development expenses for our TCR Bispecifics programs increased from €1.4 million for the three months ended September 30, 2023 to €2.8 million for the three months ended September 30, 2024. This increase mainly resulted from increased activities for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €2.2 million for the three months ended September 30, 2023 to €2.8 million for the three months ended September 30, 2024. This increase mainly resulted from higher activities for the Moderna collaboration and BMS IMA401 collaboration.

Direct external research and development expenses for our ACT programs increased from €15.4 million for the nine months ended September 30, 2023 to €19.6 million for the nine months ended September 30, 2024. This increase mainly resulted from increased activities in our clinical trials for IMA203. Direct external research and development expenses for our TCR Bispecifics programs increased from €5.0 million for the nine months ended September 30, 2023 to €7.2 million for the nine months ended September 30, 2024. This increase mainly resulted from additional activities for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €5.3 million for the nine months ended September 30, 2023 to €6.6 million for the nine months ended September 30, 2024. This increase mainly resulted from increased activities for the Moderna collaboration and BMS IMA401 collaboration.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €10.6 million for the three months ended September 30, 2023 to €13.6 million for the three months ended September 30, 2024. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €2.6 million for the three months ended September 30, 2023 to €2.4 million for the three months ended September 30, 2024. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on NASDAQ have fully vested. IP expenses decreased from €3.1 million for the three months ended September 30, 2023 to €1.7 million for the three months ended September 30, 2024 mainly due to upfront payments for licensing during the three months ended September 30, 2023. Facility and depreciation expenses increased from €1.9 million for the three months ended September 30, 2023 to €3.0 million for the three months ended September 30, 2024 due to start of depreciation of our GMP facility in Houston. Other indirect expenses increased from €2.0 million for the three months ended September 30, 2023 to €4.6 million for the three months ended September 30, 2024. This increase resulted from our expanded research and development activities.

Personnel-related expenses increased from €30.5 million for the nine months ended September 30, 2023 to €41.2 million for the nine months ended September 30, 2024. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €9.5 million for the nine months ended September 30, 2023 to €7.2 million for the nine months ended September 30, 2024. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on NASDAQ have fully vested. IP expenses decreased from €7.7 million for the nine months ended September 30, 2023 to €4.5 million for the nine months ended September 30, 2024 mainly due to upfront payments for licensing during the nine months ended September 30, 2023. Facility and depreciation expenses increased from €5.6 million for the nine months ended September 30, 2023 to €8.4 million for the nine months ended September 30, 2024 due to start of depreciation of our GMP facility in Houston. Other indirect expenses increased from €6.5 million for the nine months ended September 30, 2023 to €11.6 million for the nine months ended September 30, 2024. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Share-based compensation expenses	(2,156)	(2,040)	(5,898)	(6,840)
Personnel related (excluding share-based compensation)	(3,668)	(2,926)	(11,371)	(9,334)
Professional and consulting fees	(1,909)	(1,463)	(5,212)	(4,121)
Other external general and administrative expenses	(3,423)	(2,452)	(10,444)	(7,530)

Total	(11,156)	(8,881)	(32,925)	(27,825)

General and administrative expenses increased from €8.9 million for the three months ended September 30, 2023 to €11.2 million for the three months ended September 30, 2024.

Share-based compensation expenses increased from €2.0 million for the three months ended September 30, 2023 to €2.2 million for the three months ended September 30, 2024. Shared-based compensation expenses increases due to newly granted share options partially offset by the decrease over time for awards granted as part of the initial listing on NASDAQ that have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €2.9 million for the three months ended September 30, 2023 to €3.7 million for the three months ended September 30, 2024. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees increased from €1.5 million for the three months ended September 30, 2023 to €1.9 million for the three months ended September 30, 2024. The increase in professional and consulting fees resulted mainly from higher consulting expenses.

Other external expenses increased from €2.5 million for the three months ended September 30, 2023 to €3.4 million for the three months ended September 30, 2024. The increase in other expenses mainly resulted from increased insurance depreciation and facility expenses.

General and administrative expenses increased from €27.8 million for the nine months ended September 30, 2023 to €32.9 million for the nine months ended September 30, 2024.

Share-based compensation expenses decreased from €6.8 million for the nine months ended September 30, 2023 to €5.9 million for the nine months ended September 30, 2024. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on NASDAQ have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €9.3 million for the nine months ended September 30, 2023 to €11.4 million for the nine months ended September 30, 2024. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees increased from €4.1 million for the nine months ended September 30, 2023 to €5.2 million for the nine months ended September 30, 2024. The increase in professional and consulting fees resulted mainly from higher consulting expenses.

Other external expenses increased from €7.5 million for the nine months ended September 30, 2023 to €10.4 million for the nine months ended September 30, 2024. The increase in other expenses mainly resulted from increased depreciation and facility expenses.

Change in fair value of warrant liabilities

Subsequent to the initial listing on NASDAQ, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €2.59 ($2.77) as of June 30, 2024 and decreased to €2.05 ($2.30) as of September 30, 2024. The result is a decrease in fair value of liabilities for warrants of €3.8 million and a corresponding income for the three months ended September 30, 2024 and a decrease in fair value of liabilities for warrants of €4.2 million for the nine months ended September 30, 2024.

Other Financial Income and Other Financial Expenses

Other financial income decreased from €9.7 million for the three months ended September 30, 2023 to €5.9 million for the three months ended September 30, 2024. The decrease mainly resulted from unrealized foreign exchange gains.

Other financial expenses increased from €1.6 million for the three months ended September 30, 2023 to €12.6 million for the three months ended September 30, 2024. The increase mainly resulted from higher unrealized foreign exchange losses.

Other financial income increased from €14.4 million for the nine months ended September 30, 2023 to €18.7 million for the nine months ended September 30, 2024. The increase mainly resulted from higher interest income.

Other financial expenses increased from €4.1 million for the nine months ended September 30, 2023 to €5.3 million for the nine months ended September 30, 2024. The increase mainly resulted from higher foreign exchange losses.

Taxes on income

Taxes on income increased from €0.0 million for the three months ended September 30, 2023 to €6.2 million for the three months ended September 30, 2024. The increase mainly resulted from a taxable profit of Immatics GmbH due to revenue recognized in conjunction with the collaboration agreements.

Taxes on income increased from €0.0 million for the nine months ended September 30, 2023 to €7.7 million for the nine months ended September 30, 2024. The increase mainly resulted from a taxable profit of Immatics GmbH due to revenue recognized in conjunction with the collaboration agreements.

Liquidity and Capital Resources

Cash and cash equivalents decreased from €218.5 million as of December 31, 2023 to €189.2 million as of September 30, 2024.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022. As of September 30, 2024, we had an accumulated deficit of €626.9 million.

We have funded our operations primarily from public offerings and private placements of our equity securities as well as upfront and other payments from collaboration agreements.

In January 2024, we received €173.4 million ($188.8 million) net proceeds (after deducting the underwriting discount, fees and offering expenses payable by the company), from an offering of 18,313,750 ordinary shares.

In the year ended December 31, 2023, we received (i) €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna; (ii) a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS; (iii) €31.5 million from a private placement of equity securities; and €58.8 million from sales of 5.5 million shares under our at-the-market offering program.

On October 10, 2024, we have established a new at-the-market (“ATM”) offering program and filed a prospectus supplement pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $150 million. On October 15, 2024, we closed an offering of 16,250,000 ordinary shares with a public offering price of $9.25 (€8.48) per ordinary share and received net proceeds of approximately $141 million (€129.3 million) after deducting the underwriting discount and fees and offering expenses. In addition, on November 12, 2024, the company issued 2,185,884 shares with a public offering price of $9.25 (€8.71) per ordinary share from the exercise of the option to purchase additional shares according to the underlying offering from October 15, 2024. The company received net proceeds of approximately $19 million (€17.9) after deducting the underwriting discount and fees and offering expenses.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated development. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and short-term deposits.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Nine months ended September 30,
	2024	2023
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(99,554)	(60,849)
Investing activities	(104,980)	(91,125)
Financing activities	173,326	85,488

Total	(31,208)	(66,486)

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies and in our clinical and preclinical development of our product candidates.

Our net cash outflow from operating activities for the nine months ended September 30, 2024 was €99.6 million. This was comprised of a loss before tax of €21.9 million, an increase in working capital of €92.6 million a non-cash income of €4.2 million related to the change in fair value of the warrants and other effects of €7.1 million, partly offset by net foreign exchange differences and expected credit losses of €4.0 million, depreciation and amortization charge of €9.1 million and non-cash charges from equity-settled share-based compensation expenses for employees of €13.1 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €91.1 million and an increase on in other assets and prepayments of €2.6 million, partly offset by a decrease in accounts receivable of €1.1 million.

Our net cash outflow from operating activities for the nine months ended September 30, 2023 was €60.8 million. This was comprised of a loss of €70.8 million, an increase in working capital of €14.4 million, net foreign exchange differences and expected credit losses of €0.8 million and other effects of €3.6 million related to accrued interest income, partly offset by non-cash expense of €7.1 million related to the change in fair value of the warrants, non-cash charges from equity-settled share-based compensation expenses for employees of €16.3 million, depreciation and amortization charge of €5.4 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €15.7 million, partly offset by a decrease in accounts receivable of €0.6 million and a decrease in other assets and prepayments of €0.7 million.

Investing Activities

Our net outflow of cash from investing activities for the nine months ended September, 2024 was €105.0 million. This consisted primarily of cash paid in the amount of €356.6 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €14.8 million cash paid for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €266.4 million.

Our net outflow of cash from investing activities for the nine months ended September 30, 2023 was €91.1 million. This consisted primarily of cash paid in the amount of €299.0 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €21.7 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €229.6 million.

Financing Activities

For the nine months ended September 30, 2024, net cash received from financing activities amounted to €173.3 million. On January 22, 2024, the Company closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 (€10.10) per ordinary share. The Company received net proceeds of €173.4 million after deducting the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital. In addition, the Group received €1.1 million from option exercises under the Equity Plans and paid €1.2 million from lease agreements.

During the nine months ended September 30, 2023, net cash provided from financing activities amounted to €85.5 million. As of September 30, 2023, 5.5 million shares had been sold under our prior ATM program and resulted in net proceeds of €57.0 million ($62.0 million). We completed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS and received net proceeds of €31.2 million. This was partially offset by the principal portion of payments in connection with lease contracts.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €626.9 million as of September 30, 2024. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for and, if approved, commercialize our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

1.

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

2.	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

3.	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

4.	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

5.	our ability to successfully commercialize our product candidates, if approved;

6.	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

7.

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

8.	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

9.	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

10.	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

11.	cash requirements of any future acquisitions or the development of other product candidates;

12.	costs of operating as a public company;

13.	time and cost necessary to respond to technological, regulatory, political and market developments;

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and

15.	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our Annual Report.

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three- and nine-month period ended September 30, 2024 and 2023, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements for the year ended December 31, 2023 and the three and nine months ended September 30, 2024 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our material accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our unaudited interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For two of our four revenue generating collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our BMS IMA401 collaboration that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred. The collaboration agreement was terminated in September 2024 and the remaining deferred revenue was recognized during the three and nine months ended September 30, 2024.

For our collaboration with Moderna, the Group identified the following distinct performance obligations: Early TCER Activities, Advanced TCER Activities and Database Activities. The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, due to the fact that we are able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price. To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, we concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. We evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is transferred over time. We transfer control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, we will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on our Consolidated Statement of Financial Position.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

The Company offers a share-based compensation plan that includes Performance-Based Options (“PSUs”) and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for the year ended December 31, 2022. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

New standards and interpretations applied for the first time as of January 1, 2024 and 2023 had no material effect on the consolidated financial statements of the Group.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

In July 2024, the IASB published an IFRIC agenda decision clarifying certain requirements for segment disclosures in accordance with IFRS 8. Since the Company is operating as one segment, no impact of the agenda decision is expected.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits and accounts receivables. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to major interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in Euros and US Dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. dollars. We aim to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €189.2 million as of September 30, 2024. Approximately 84% of our cash and cash equivalents were held in Germany, of which approximately 65% were denominated in Euros and 35% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €94.1 million and U.S. Dollars in the amount of €207.2 million as of September 30, 2024.

Market risk and currency risk of warrants

Our activities expose us to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.5 million with a corresponding effect in the equity as of September 30, 2024.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. We have resolved our previously disclosed trademark matter with TaurRx. The results of litigation and claims cannot be predicted with certainty. As of the date of this Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.